Mail Stop 4561

October 26, 2007

Mr. Tim H. Taylor
Chief Financial Officer
Corus Bankshares Inc.
3959 N. Lincoln Ave.
Chicago, IL 60613-2431

> **Re: Corus Bankshares Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 000-06136**

Dear Mr. Taylor:

We have reviewed your response dated October 18, 2007 and have the following comments.

Form 10-K for the Fiscal Year ended December 31, 2006

Exhibit 13 – 2006 Annual Report

Management's Discussion and Analysis

Asset Quality, page 59

1.   We note your response to comment two of our letter dated September 14, 2007. You state that the appraisal obtained in the first half of 2007 on the underlying collateral of the Naples, Florida conversion loan indicated a significant decline in value. Please tell us the following regarding this loan and the underlying collateral:

- the gross carrying value of the loan and any specific valuation allowance at December 31, 2006;
- the estimated value of the underlying collateral at December 31, 2006 and June 30, 2007;
- how you determined the collateral valuation at December 31, 2006;

- the significant factors considered in the December 31, 2006 valuation; and
- describe the changes in facts and circumstances or new information considered after year-end that resulted in a significant decline in the estimate of collateral value as of June 30, 2007.

2.   In Note 5 of your June 30, 2007 10-Q you disclose that none of the five impaired loans at June 30, 2007 were specifically reserved for in the allowance for loan losses. In light of the significant decline in the collateral valuation of the foreclosed Naples, Florida conversion loan, tell us how you determined that there were not similar significant declines in collateral value below the loan carrying value related to impaired loans as of June 30, 2007.

3.   Also in response to comment two, you state that you believed the credit environment for U.S. residential for-sale real estate continued to show meaningful stress through 2007, and may well have deteriorated from December 31, 2006, but that you did not perceive that environmental changes were sufficiently clear to warrant an increase in the management adjustment factor for construction loans from December 31, 2006. Please describe for us the specific environmental indicators you considered when evaluating the construction loans management adjustment factor at December 31, 2006 and June 30, 2007. Explain why you did not perceive the changes in various environmental factors to be "sufficiently clear" to warrant a change in the management adjustment factor for construction loans as of June 30, 2007.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3449 if you have any questions.

Sincerely,

Joyce Sweeney
Staff Accountant